July 7, 2008

Mr. Jeffrey Sears
Division of Corporation Finance
Securities & Exchange Commission
Corporate Finance Division
Washington, DC 20549

Re:	Nautilus Inc.
Form 10-K for fiscal year ended 12/31/07
Form 10-Q for quarter ended 3/31/08
Form 8-K dated April 18, 2008
Commission file #: 0-25867

Dear Mr. Sears

We are in receipt of the SEC’s comments on our Form 10-K for the year ended December 31, 2007; Form 10-Q for the quarter ended March 31, 2008 and the Form 8-K dated April 18, 2008, and the following are our responses to your comments.

Form 10-K: For the Fiscal Year Ended December 31, 2007

Item 1. Business

Recent Developments, page 1

1.
We note that you have initiated and/or completed several restructuring activities during fiscal years 2007 and 2008. For example, during 2007 you completed a broad-based workforce reduction involving 140 positions or 9% of your company’s employment base, you closed your Australian direct sales operation during fiscal year 2008, you consolidated call centers in North America resulting in the anticipated second quarter 2008 closure of your Winnipeg call center, and you announced the April 2008 closure of your large distribution center in Bolingbrook, Illinois. Furthermore, we note that you have initiated a global evaluation of your manufacturing and distribution infrastructure, which could presumably result in the initiation of additional restructuring activities. To the extent that your previously initiated restructuring activities or your future restructuring activities have resulted in or will result in the recognition of material charges, please revise your future filings to include the disclosures required by paragraph 20 of SFAS No. 146.

NAUTILUS RESPONSE:

The Company incurred the following restructuring costs which we deemed not to be material individually or in the aggregate for footnote disclosure in accordance with paragraph 20 of SFAS No. 146.:

•
In October 2007, the Company reduced its workforce by about 140 positions and in an 8-K we reported anticipated charges of $0.8 million. We actually incurred $743,000 with the cash being paid in the fourth quarter of 2007. We determined the amount to be immaterial for additional disclosure in the Annual Report on Form 10-K.

•	In the first quarter of 2008, the Company announced the closure of its Australian direct sales operations and incurred closure costs of $90,000 in the first quarter of 2008.
•
In the first quarter of 2008, the Company announced the closure of its Winnipeg call center and reserved restructuring charges of $297,000 primarily related to severance. The severance related charges were subsequently paid in the second quarter 2008.

•	During the first quarter of 2008, the Company announced the closure of the Bolingbrook distribution center and reserved the following restructuring charges:
o	Severance related charges of $55,000
o
Lease exit costs of $83,000 which represents the lease costs, net of anticipated sublease revenue, through the end of the lease term as the facility will not be used by the Company for ongoing operating activities.

We are monitoring the materiality of our ongoing restructuring activities and will disclose in future filings to the extent we incur material costs. Future filings will also include a footnote that indicates when costs incurred or to be incurred as a result of our restructuring activities are immaterial.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

5. Goodwill, page 48

2.
We note that your entire goodwill balance (excluding the portion that has been allocated to “Assets of discontinued operations”) is allocated to your “Fitness Equipment Business” segment. In this regard, we note that your “Fitness Equipment Business” segment experienced a significant decline in the amount of revenue and gross margin recognized during fiscal year 2007 - contributing to the significant loss recognized by your company for fiscal year 2007. In addition, we note that your balance sheet for the periods ended December 31, 2007 and March 31, 2008 includes approximately $17.5 million of indefinite life trademarks. Based upon your Form 10-Q for the quarterly period ended March 31, 2008, it appears that your “Fitness Equipment Business” segment’s revenue and gross profit, as well as your consolidated net income, have not recovered to historical levels as of that quarter. Furthermore, it appears that the net asset value of your company on a consolidated basis (per your balance sheets) may have exceeded your market capitalization as of December 31, 2007 and March 31, 2008.

Given that the aforementioned factors could be indicators of impairment to your goodwill and or indefinite life intangible assets, please tell us i) the results of your most recent annual impairment analyses, ii) the methodology used to test for impairment, and iii) whether your analyses were updated as of the quarter ended March 31, 2008. We note from the disclosure of your critical accounting policies that judgments regarding the existence of impairment are based upon anticipated cash flows, market conditions, regulatory considerations, and other factors. To the extent that your goodwill impairment analysis was prepared based upon anticipated cash flows, please describe the methodology used to allocate operating expenses to your “Fitness Equipment Business” segment - particularly since operating expenses are not allocated for purposes of segment reporting. In addition, provide us with a detailed discussion of a) your assumptions regarding the future revenue and gross margin expected to be recognized by both your “Fitness Equipment Business” segment and your consolidated company and b) how your assumptions impacted your goodwill and intangible asset impairment analyses. Finally, tell us what consideration was given to your market capitalization as of December 31, 2007 and March 31, 2008, when performing your analyses.

NAUTILUS RESPONSE:

The goodwill on our books was the result of our 2001 acquisition of the Schwinn fitness equipment business.

i.	The following are the results of the most recent impairment analysis which is performed annually as of October 31 and whenever indicators of impairment are present:

($ in thousands)	Net Asset Value	PV of Cash Flow
Schwinn Brand-reporting unit net asset
value for goodwill testing	$59,773	$64,953

	Book Value
Schwinn Trademark	5,335	19,400
Nautilus Trademark	3,697	29,822
Stair Master Trademark	6,115	7,608
Universal Trademark	2,351	2,539

ii.	Methodology used to test for impairment
a.
Goodwill - The Company has determined the reporting unit for the Schwinn Goodwill is the Schwinn brand, which crosses over the Fitness Equipment Business and the International Business unit with respect to Retail sales. The Company has a global brand manager and global product manager for each of its brands, including Schwinn. Those individuals are responsible for products, marketing strategies and pricing. If the Company were to sell the Schwinn brand, the information used for the valuation would be the same information used to help determine a selling price for our Schwinn brand.

i.
For purposes of the goodwill impairment, the Company started our analysis with (a) operating expenses for the Schwinn reporting unit and (b) allocated the portion of the total remaining consolidated operating costs including direct and allocated corporate charges to the Schwinn brand and (c) then subtracted the unusual charges incurred during 2007 which were unrelated to the Schwinn reporting unit.

1.
The operating expenses for the Schwinn reporting unit include entity wide charges for research and development and product design as well as management oversight and other administrative expenses. The allocation of consolidated operating expenses, exclusive of unusual charges not related to the Schwinn brand, was designed to determine net cash attributable to the brand. Note that most of the Schwinn product sales are within the Retail channel in both the Fitness Equipment Business and the International Business Segment, which generally has materially lower operating expenses than our Direct and Commercial channels. We believe this approach to be conservative.

2.
The Company incurred a number of unusual charges during 2007 that impact the Company’s bottom line, but do not impact the overall value of the Schwinn brand. These charges total approximately $63M and include warranty expense on the Nautilus branded commercial TC916, write-offs for the Land America purchase that was terminated (Land America does not produce Schwinn product), and the impairment of Pearl iZumi that was sold in 2008. The Company determined it was appropriate to remove these significant charges from the analysis as they were non-routine transactions that did not have a direct impact on the Schwinn brand.

b.
Other Intangible Assets - The Company utilizes the relief from royalty method to calculate the fair value of its trademarks. This method calculates the net present value of the cash flow stream of royalties that would be paid if the Company were required to pay a royalty for use of the intangible assets. No impairment was evident from the evaluation analysis that was completed as of October 31, 2007 for each trademark.

c.
As evidence that the Company is reviewing our portfolio of intangible assets for potential impairment outside our annual review, we did identify impairment factors as of December 31, 2007 related to the ICON Intellectual Assets received in settlement of a lawsuit due to changes in the Company’s plans for certain Commercial Cardio products. These changes in plans resulted in an impairment charge of $3.0 million of the original $18.3 million in the fourth quarter of 2007. There were no other impairment indicators that caused us to test our intangible assets as of December 31, 2007.

iii.
Was the impairment analysis updated as of the quarter ended March 31, 2008? - The Company completes its annual analysis of goodwill and intangible assets as of October 31 each calendar year. In addition, management reviewed and concluded that there were no significant changes to any of the assumptions used to prepare the analysis for the Schwinn goodwill between October 31, 2007 and March 31, 2008. Our operating results experienced in Q1 2008 exceeded the estimates used for our impairment calculation; therefore, the impairment analyses were not formally updated for the first quarter. Although our market capitalization declined since the October announcement of the special shareholders meeting, management determined that shareholders have unreasonably valued the Company as a result of the uncertainty of the special shareholders meeting held on December 18, 2007 as well as the impact of having a change in the Board of Directors and Chief Executive Officer. This extended through the first quarter as the Company continued restructuring activities but announced that details of our strategic plan would be forthcoming in the third quarter of 2008. The uncertainty created by these activities and the lack of information given to shareholders while our plans were and continue to be formulated caused the Company’s market capitalization to reach ten-year lows. The vast majority of these changes are not specific to the Schwinn Brand.

iv.	Provide a detailed discussion of assumptions regarding future revenue and gross margin expected to be recognized by the Fitness Equipment Business and the Company:
a.
Because the Company determined the proper reporting unit for testing goodwill was the Schwinn brand, the Company evaluated sales for the Schwinn brand specifically in the Fitness Equipment Business and the International Business unit and used a growth rate of less than one-half of the forecasted growth rate for the Schwinn Brand. Through the first six months of 2008, the Company is achieving forecasted sales for Schwinn branded products. The Company’s consolidated sales were budgeted for 2008 to decline modestly from 2007 related to a decline in direct Bowflex products and Nautilus branded commercial products. However, the Company’s commitment to the Schwinn brand is evidenced by three important products being rebranded from other brands to the Schwinn brand. In addition, the Company has continued to design and develop additional products for sale under the Schwinn brand which also supports our assumption of revenue growth. Actual sales growth of Schwinn branded product exceeded our budgeted growth as well as the growth rate used for our impairment analysis for the first five months of 2008.

b.
Operating margins for the goodwill analysis in the Schwinn reporting unit were conservative relative to the 2008 plan which was based on historical results adjusted for expected restructuring benefits under the former CEO. This is further supported by additional, aggressive restructuring activities that are ongoing to enhance reporting unit profitability.

v.
Revenue projections were used for the trademark analyses and focused on sales by brand as the valuation analysis utilizes the relief from royalty calculation. Projections used ranged from a small decline in sales to a modest increase in sales depending on the brand. Differences were related to product plans for 2008 and beyond, including planned new products, product retirements and anticipated growth in revenue of products introduced in recent years.

vi.
The Company’s market capitalization was considered when performing the impairment analysis and management strongly believes the stock price and thus market capitalization was unreasonably depressed due to the considerable uncertainty surrounding the Company. The Company’s market capitalization was significantly impacted by the uncertainty of the special shareholders meeting on December 18, 2007 and the impact of having a change in the Board of Directors. In addition liquidity concerns added further uncertainty as the Company worked to finalize the sale of our Pearl iZumi business. This uncertainty extended into the second quarter as the Company continued restructuring activities with the announcement of its intent to initiate a global evaluation of manufacturing and distribution infrastructure but did not reveal any details as specific plans continue to be formulated. The uncertainty created by these activities caused the Company’s market capitalization to reach historical lows. As a result of our announced first quarter earnings and the completion of the sale of Pearl iZumi we note that our market capitalization doubled in a two week period such that our market capitalization approximated our net asset value even though the Company has not yet announced all aspects of our turnaround plan. Management determined not to record impairment due to market capitalization as we expect to return the Company to profitability and expect the stock price and therefore the market capitalization of the company to exceed the net asset value by the end of 2008.

Market Capitalization compared with net asset value:

		Outstanding
Date	Share Price	Shares	Market Cap	Equity
9/30/07	$7.97	31,545,000	$251,413,650	$241,186,000
10/31/07	6.43	31,545,000	202,834,350
11/30/07	5.75	31,545,000	181,383,750
12/31/07	4.85	31,557,000	153,051,450	196,454,000
1/31/08	4.65	31,557,000	146,740,050
2/29/08	4.19	31,557,000	132,223,830
3/31/08	3.29	31,557,000	103,822,530	192,981,000
4/30/08	3.61	31,557,000	113,920,770
5/31/08	6.73	31,557,000	212,378,610	188,334,000

14. Commitments and Contingencies

Legal Matters, page 59

3.
We note that on April 26, 2007, you settled a series of pending lawsuits with ICON Health & Fitness, Inc. (“ICON”). Per your disclosure, your company was granted the use of certain intellectual property for product development and enhancement, in connection with the aforementioned settlement. We note that you have valued the use of such intellectual property at $18.3 million, and you have recorded that amount as both an asset on your balance sheet and a reduction to operating expenses for the period ended December 31, 2007. Please tell us why you believe the right to the use of certain patents and technologies of ICON should be capitalized on your balance sheet, citing any accounting literature that you have relied upon to reach your conclusion. In addition, tell us how you have determined the value that should be ascribed to the use of ICON’s patents and technologies. Furthermore, tell us whether ICON was paid any consideration in prior periods, or will be paid any consideration in future periods, for the use of the patents and technologies.

NAUTILUS RESPONSE:

The Company settled a series of lawsuits with ICON, including the dismissal of an $8.1 million judgment against Nautilus. These claims between ICON and Nautilus involved a variety of issues including trademark and patent infringement. As a result of the settlement, Nautilus received the royalty free right to use certain patented technologies owned by ICON. Without the settlement, the Company would have been required to enter into license agreements to utilize those technologies. The usage rights received in the lawsuit have a value to the Company and thus the Company recorded the rights to use the intangible assets as if the patents rights were acquired. The Company used a third party to assist in the valuation of the rights received. The valuation used the Income Approach and specifically the Relief from Royalty Method to arrive at a range of values.

The Company evaluated CON6 paragraphs 25-34 and determined the settlement of the lawsuit provided the Company with an asset. Assets are defined as probable future economic benefits obtained or controlled by a particular entity as a result of a past transaction or event. (Paragraph 25). An asset has three essential characteristics:

(a) it embodies a probable future benefit that involves a capacity to contribute directly to future net cash flows; - The Company received the right to use patented technologies owned by ICON without being required to pay a normal license or royalty fee. The Company pays royalties for using patented technologies licensed as well as receives income from the licensing of certain technologies it owns. Use of the technologies under the settlement agreement without a fee allows the Company to introduce competing products to market quicker and also allowed the Company to address a product quality issue without incurring additional research or design costs.

(b) a particular entity can obtain the benefit and control others’ access to it, - ICON owns the benefits provided by the patents used to protect their developed technologies as evidenced by the lawsuits filed against both the Company and other entities they believed were infringing on ICON’s patented technologies. ICON granted the Company a legal right to use a number of those technologies without paying for their use.

(c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred. (Paragraph 26) - The transaction or event giving rise for Nautilus to record the intangible asset and reduction in operating expenses was the settlement agreement between ICON and Nautilus. The settlement gave the Company royalty-free access to a portfolio of intellectual property.

The Company has not and will not pay consideration to ICON for the use of the patents and technologies included in the settlement agreement but continues to pay for other technologies owned by ICON and used by the Company. Due to the strength of the Company’s lawsuit against ICON, ICON granted the Company the royalty free right to use a number of patented technologies that were not in use by us at the time the lawsuits were filed. Settlement of the lawsuit relieved all pending and filed lawsuits related to intellectual property included in the settlement. The settlement did not result in amendments to any existing agreements with ICON.

In the future, if ICON were to create a new patent outside the settlement agreement, it is possible the Company would enter into an agreement to utilize that technology in exchange for payments of royalties.

15. Supplementary Information - Quarterly Results of Operations (unaudited), page 60

4.
We note that during the fiscal year ended December 31, 2007, you recognized various unusual or infrequently occurring items that materially impacted the comparability of the information presented in your table of selected quarterly financial data. For example, you recognized i) $19.4 million of costs associated with the termination of the “Land America Agreement,” ii) $16.9 million of non-cash charges to costs of goods sold, which are associated with warranty and inventory reserves related to two products that have experienced significant quality issues, iii) $4.8 million of incremental bad debt expense, which relates to a customer who filed for bankruptcy, and iv) a reduction to operating expenses of $18.3 million, which is related to settlement with ICON Health & Fitness, Inc. In this regard, please describe all material unusual or infrequently occurring items recognized during your two most recent fiscal years and the impact of these items on the selected quarterly financial data presented in your table. Refer to the requirements of Item 302(a)(3) of Regulation S-K. Similarly, please briefly describe or cross-reference to factors that materially affect the comparability of the information presented in the table provided in “Item 6. Selected Financial Data” of your Form 10-K. Refer to the requirements of Instruction 3 to Item 301 of Regulation S-K.

NAUTILUS RESPONSE:

The Company incurred the following significant unusual items during 2006:
•
$3.0 million reduction of tax contingency reserves resulting from our determination that certain statutory periods for the assessment of additional state income tax are closed. This amount was recorded in income tax expense in the third quarter of 2006.

The Company incurred the following significant unusual items during 2007:
•
$18.3 million reduction in operating expenses related to the legal settlement with ICON. This amount was recorded as a separate line item in operating expenses on the statement of operations in the second quarter of 2007.

•	$4.8 million of incremental bad debt expense, which relates to a customer who filed for bankruptcy. This amount was recorded in selling and marketing expense in the third quarter of 2007.
•	$2.3 million in costs associated with the departure of the Company’s former CEO. This amount was recorded in general and administrative expense during the third quarter of 2007.
•	$19.4 million of costs associated with the termination of the Land America Agreement. This amount was recorded in general and administrative expenses during the fourth quarter of 2007.
•
$16.9 million of charges for warranty and inventory reserves for two products that have experienced significant quality issues. This amount was recorded in cost of goods sold during the fourth quarter of 2007.

•
$3.0 million impairment charge to intellectual property related to strategic changes in the Company’s plans to utilize patents acquired in the second quarter of 2007. This amount was recorded in general and administrative expense during the fourth quarter of 2007.

•
$2.7 million of expenses incurred in connection with the December 18, 2007 special shareholder meeting. This amount was recorded in general and administrative expense during the fourth quarter of 2007.

•	$1.2 million charge to exit certain marketing contracts. This amount was recorded in selling and marketing expense during the fourth quarter of 2007.

The items identified above were discussed in detail within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. To the extent applicable, we will include the information to enhance comparability in footnotes to our selected quarterly financial data schedule and “Item 6. Selected Financial Data” of our Form 10-K in future filings.

Item 9A. Controls and Procedures

Management Report On Internal Control Over Financial Reporting

Disclosure Controls and Procedures, page 60

5.
We note that you concluded that your company did not maintain effective internal control over financial reporting as of December 31, 2007 due to the deficiency in your controls around the review of significant non-routine transactions and the review of significant management estimates and reserves. We note that this deficiency in your controls resulted in audit adjustments to your 2007 consolidated financial statements. Given the identified “material weakness” in your controls over financial reporting, please tell us how your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of December 31, 2007.

Please note that a company can conclude disclosure controls are effective even if there is a material weakness in internal controls if: (i) the disclosure control is a control that is not in the overlap between disclosure controls and internal controls; or (ii) a registrant has effectively put in other procedures that work around this problem for disclosure control purposes. However, in situations where this exists, the annual report should contain specific disclosure addressing this matter including why the company believes disclosure controls are effective when internal controls are not effective. Please advise and revise accordingly in future filings.

NAUTILUS RESPONSE:

The material weakness in our internal controls over financial reporting identified in our Annual Report on Form 10-K was the result of an insufficient number of experienced financial personnel within our finance department.  As a result of this shorthandedness, the review of significant non-routine transactions and review of significant management estimates and reserves was insufficient to detect and correct certain items prior to the review of our 2007 consolidated financial statements by our auditors.  As a result, certain audit adjustments were made to our 2007 consolidated financial statements.

Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007 based on the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) promulgated under the Exchange Act. Our Chief Executive Officer and Chief Financial Officer concluded that the identified material weakness did not affect the Company's ability to meet the objectives of its disclosure controls and procedures because, in such officers' views at the date of the filing of the Form 10-K, the internal control with respect to which a material weakness was identified was not within the scope of the definition of “disclosure controls and procedures.” Following receipt of the Staff's comment, the Company further considered the extent of the overlap between disclosure controls and procedures and internal control over financial reporting. In addition, following receipt of the Staff’s comment, the Company became aware that some members of the SEC staff have taken the position that the circumstances under which an issuer may conclude that its disclosure controls and procedures are effective when material weaknesses exist in an issuer's internal controls over financial reporting are very limited.

Accordingly, the Company has given this matter further consideration and has determined that until such time as the identified material weakness in internal control over financial reporting has been remediated, the Company's future periodic reports will disclose that the Company's disclosure controls and procedures are ineffective.

Form 10-Q: For the Quarterly Period Ended March 31, 2008

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 6 - Accrued Liabilities, page 11

6.
From disclosure in your annual report, we note that your warranty reserve liabilities significantly increased in fiscal 2007 related to severe quality issues and costs related to replacing and maintaining specific products. Note 1 in the annual report also included the appropriate product warranty reserve activity in reconciliation form for the reporting periods. As the guidance in paragraph 14 of FIN 45 provides that a tabular reconciliation of the changes in the guarantors aggregate product warranty liability should be presented for the reporting period and paragraph 2 of FIN 45 states that this interpretation applies to both interim and annual financial statements, please expand your disclosure to also provide this similar tabular reconciliation of the product warranty reserve activity in your interim (quarterly) periodic reports. In this regard, as the reporting period in the 10-Q interim reports covers both the quarterly and year-to-date interim period, please include separate tabular reconciliations for both of these time periods being reported upon, with appropriate disclosure of any material activity impacting the reserve account during those periods.

NAUTILUS RESPONSE:

The Company agrees with this comment and will include all periods required in the following tabular reconciliation of warranty liability. In addition, we will include appropriate disclosure of any material activity impacting the reserve account during those periods in the notes to the financial statements in future interim and annual filings. Our anticipated disclosure format for our next 10Q follows.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Balance at beginning of period	$	$	$	$
Charged to costs and expenses
Claims settled
Balance at end of period	$	$	$	$

Form 8-K dated April 18, 2008

7.
We noted that you consummated the disposition of DashAmerica, Inc. D/B/A Pearl iZumi USA, Inc (“Pearl iZumi”) for total consideration received of $69.4 million. In this regard, you state the receipt of $65.3 million in cash and the assumption of $4.1 million in long-term debt on this sale. As the total consideration received exceeded 10% of your total assets of approximately $390 million as of the most recently completed fiscal year end of December 31, 2008, please furnish pro forma statements in an amended Form 8-K giving effect to this disposition in accordance with the guidance in Item 9.01 (b)(1) of Form 8-K and Rule 11-01 (b)(2) of Regulation S-X, accordingly. As the proceeds received were used to pay off amounts then outstanding under your Loan Agreement, the pro forma statements should also give effect to the impact of paying off this debt as well as an adjustment for the assumption of the long-term debt by the buyer. In addition, the notes to the statements should detail in a schedule the total consideration received, the assets and liabilities disposed in the sale, and the gain (loss) on the transaction. Please revise accordingly.

NAUTILUS RESPONSE:

We respectfully note that our consolidated financial statements for the fiscal year ended December 31, 2007, and our condensed consolidated financial statements for the quarter ended March 31, 2008 reported the operations of our fitness apparel segment (which was comprised of the operations of Pearl iZumi) as discontinued operations.  We also respectfully note that Rule 11-01(a)(4) of Regulation S-X requires pro forma financial information to be furnished in respect to a disposition of a significant portion of a business only to the extent that such disposition is not fully reflected in the financial statements included in the filing.  In view of the fact that Pearl iZumi's operations had previously been reported as discontinued operations we do not believe that the inclusion of pro forma financial information in our Current Report on Form 8-K will provide investors with any new material information regarding the impact of our disposition of Pearl iZumi.

As part of our response we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need additional information or want clarification on our responses, please feel free to contact me at 360.859.5916.

Sincerely,

William D. Meadowcroft
Chief Financial Officer